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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 05 2018

Washington DC
415

SEC FILE NUMBER
8-69631

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Panmure Gordon Securities Limited

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

One New Orange
(No. and Street)

London, U. K. EC4M 9AF
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Clarke Gray
212-916-7450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raiche, Ende, Malter & Co LLP
(Name – if individual, state last, first, middle name)

1375 Broadway, 15th Floor, New York, NY 10018
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, J. Clarke Gray _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Panmure Gordon Securities Limited_ _____ , as of March 1 _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Micah A. Taylor
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02TA6125117
Qualified in Richmond County
Commission Expires Oct. 02. 2017

_____ , 3/1/18
Notary Public

_____
Signature

CFO
_____
Title

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PANMURE GORDON SECURITIES LIMITED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017
(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)
PUBLIC DOCUMENT

PANMURE GORDON SECURITIES LIMITED
CONTENTS



RAICH
ENDE
MALTER CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Panmure Gordon Securities Limited
One New Orange London, U.K.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Panmure Gordon Securities Limited as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Panmure Gordon Securities Limited as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Panmure Gordon Securities Limited's management. Our responsibility is to express an opinion on Panmure Gordon Securities Limited's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Panmure Gordon Securities Limited in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Panmure Gordon Securities Limited's auditor since 2016.
New York, New York
March 1, 2018

 An Association of
Independent Accounting Firms

1

PANMURE GORDON SECURITIES LIMITED
Statement of Financial Condition
December 31, 2017

ASSETS:

Cash	$	335,881
Due from affiliate		16,911
Other assets		8,784
	$	361,576

LIABILITIES AND STOCKHOLDER'S EQUITY:

LIABILITIES:

Accounts payable and accrued expenses	$	4,304
TOTAL LIABILITIES		4,304

STOCKHOLDER'S EQUITY
Common stock, $1par value, 2 shares authorized,

1 share issued and outstanding	1
Additional paid-in capital	504,879
Accumulated deficit	(147,608)
TOTAL STOCKHOLDER'S EQUITY	357,272
LIABILITIES AND STOCKHOLDER'S EQUITY	$ 361,576

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Panmure Gordon Securities Limited ("the Company", "the LLC", "or "PGSL") was organized in the United Kingdom on April 30, 2015. The Company commenced operations as a broker/dealer on July 5, 2016, the date it was approved as a registered broker/dealer with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). It is a wholly subsidiary of Panmure Gordon & Co. P.L.C.("the Parent"). P G S L povides chaperoning services to its affiliated company, Panmure Gordon (UK) Ltd.,("the Affiliate") under an exclusive 15a-6 agreement between the companies.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Deferred Income Taxes</u>
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the base of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. At December 31, 2017, deferred taxes result entirely from federal net operating loss carryforwards.

<u>Cash and Cash Equivalents</u>

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days at the time of purchase which are not held for sale in the ordinary course of business. As of December 31, 2017, the Company had no cash equivalents.

<u>Credit Risk</u>

The Company's cash is placed with a highly rated financial institution and the Company conducts ongoing evaluations of the credit worthiness of the financial institution with which it does business. At certain times cash balances in the bank account may exceed federally insured limits of $250,000 of the Federal Deposit Insurance Corporation (FDIC). At December 31, 2017 the Company had cash in excess of the FDIC limit of $85,881.

Note 2 - <u>Net Capital Requirements and SIPC</u>

The Company is registered with the Securities and Exchange Commission. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that for the first year of a broker dealer the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital is .013 to 1.

For the year ended December 31, 2017, under an exclusive 15a-6 agreement the Company had revenues derived from commissions from its Parent which accounted for 100% of total revenue. As such the Company is dependent on its Parent as its sole source of capital and revenue. The Company believes that due to the nature of its business, this does not constitute a significant risk regarding its net capital requirement or otherwise.

At December 31, 2017, the Company had net capital of $331,577, which was $81,577 in excess of its net capital requirement of $250,000. The Company is exempt from the

Net Capital Requirements and SIPC(continued)

provisions of rule 17a-5(e)(4) of the Securities Exchange Commission as of December 31, 2017. In accordance with the Securities Investors Protection Corporation.

("SIPC") instructions to form SIPC – 7 indicate, in paragraph F, that Rule 17a-5(e)(4) requires only SIPC members who are not exempted from audit requirement and whose gross revenues are in excess of $500,000 to file supplemental report of independent registered public accounting firm on applying agreed – upon procedures. The Company's gross revenues do not exceed $500,000 and is therefore exempt from the reporting requirements for the year ended December 31, 2017.

Note 3 - Income Taxes

The Company is a C-corp for tax purposes, and accordingly files federal, state and local tax returns. Due to inception to date losses, no provision or liability for federal and state income taxes has been included in the financial statements nor has any benefit been taken The Company is subject to federal, state and local taxes. In 2017 the Company had no liability for such taxes as of December 31, 2017.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

The Company has a deferred income tax asset of approximately $30,998 at December 31, 2017 resulting from available net operating losses. A valuation allowance has been established offsetting the $30,998 as the ultimate realization of these benefits is uncertain. The Company had net operating loss carry forwards of approximately $147,608 as of December 31, 2017, which will begin to expire in 2036. The allowance was $21,000 and $30,998 for 2016 and 2017, respectively. The allowance increased approximately $10,000 in 2017.

Note 4 - Related Party Transactions

The Company has entered into an expense sharing agreement with its Affiliate effective April 15, 2017 whereby all expenses related to the business of the Company will be borne by the Company as follows:

All registration and filing fees incurred in connection with associated persons of the Company for registrations which may be required under (i) the Securities Exchange Act of 1934 (the "Exchange Act"); (ii) the By-Laws and Rules of Financial Industry

PANMURE GORDON SECURITIES LIMITED
Notes to Financial Statements
YEAR ENDED DECEMBER 31, 2017

Related Party Transactions (continued)

Regulatory Authority ("FINRA"): and (iii) all applicable securities laws and regulations of those States and other jurisdictions in which such associated persons of the Company intend to conduct business.

All FINRA-related dues and assessment fees, annual independent auditor fees, fidelity bond premium fees, and its own federal, state and local tax liabilities.

All expenses are related to the business of the Company. Any expenses paid by the Parent will be reimbursed by the Company at cost including that for use of the professional staff, office space and certain other administrative services paid by the Parent.

This agreement shall be terminated upon the cessation of the Company's commercial operations.

Note 5 - Commitments and Contingencies

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 6 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2017, through March 1, 2018 the date of issuance of these financial statements.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

6